Fact Sheet for Term Sheet No. 2275AE Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated November 12, 2014
 Absolute Return Review Notes Linked to the Performance of WTI Crude Oil Futures Contracts due December 3, 2015
 Premium payment upon automatic call; return equal to absolute value of negative underlying return if no automatic call and downside barrier is not breached; full downside exposure if downside barrier is breached

General

The notes are designed for investors who seek an early exit prior to maturity at a premium based on the performance of the nearby month's WTI crude oil futures contract (the "**Underlying**"). The notes will be automatically called if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are automatically called, investors will be entitled to receive on the applicable Call Settlement Date a return on the notes equal to the applicable call premium. If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price (85.00% of the Initial Price), investors will receive a return on the notes equal to the absolute value of the negative Underlying Return. However, if the notes are not automatically called and the Final Price is less than the Trigger Price, investors will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons, and investors should be willing to lose a significant portion or all of their initial investment if the notes are not automatically called and the Final Price is less than the Trigger Price. Any payment on the notes is subject to the credit of the Issuer.

Note Characteristics

- Potential to receive a call premium upon an Automatic Call.
- Potential to receive a return equal to the absolute value of the negative Underlying Return if the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price.
- No protection against loss if the notes are not automatically called and the Final Price is less than the Trigger Price.

Risk Considerations

- Appreciation potential limited to the applicable call premium upon an Automatic Call or the absolute value of the negative Underlying Return if the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price.
- You will lose a significant portion or all of your investment in the notes if the notes are not automatically called and the Final Price is less than the Trigger Price.
- Potential early exit as a result of the Automatic Call feature.
- Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last four pages of this fact sheet.

Hypothetical Payment Upon an Automatic Call

First Review Date: Is Closing Price ≥ Initial Price?
Yes, Automatic Call
Face Amount plus 2.625% return*
Second Review Date: Is Closing Price ≥ Initial Price?
Yes, Automatic Call
Face Amount plus 5.250% return*
Third Review Date: Is Closing Price ≥ Initial Price?
Yes, Automatic Call
Face Amount plus 7.875% return*
Is Final Price ≥ Initial Price?
Yes, Automatic Call
Face Amount plus 10.500% return*
No
See following page

*The actual call premium will be determined on the Trade Date.

Summary of Indicative Terms

CUSIP: 25152RSV6

Issuer: .... Deutsche Bank AG, London Branch

Issue Price: .... 100% of the Face Amount

Maturity/Tenor: .... Approximately 12 months and 2 weeks

Underlying: .... The nearby month's WTI crude oil futures contract traded on the New York Mercantile Exchange ("**NYMEX**") (Bloomberg Page: CL1 <Comdty>)

Face Amount: $1,000

Automatic Call: .... The notes will be automatically called if on any of the Review Dates the Closing Price of the Underlying (in the case of the first, second or third Review Date) or the Final Price (in the case of the final Review Date) is greater than or equal to the Initial Price. If the notes are automatically called, we will pay you on the applicable Call Settlement Date a cash payment per $1,000 Face Amount of notes equal to the Face Amount *plus* the product of the Face Amount and the applicable call premium, calculated as follows:

$1,000 + ($1,000 x 2.625%) if called on the first Review Date
$1,000 + ($1,000 x 5.250%) if called on the second Review Date
$1,000 + ($1,000 x 7.875%) if called on the third Review Date
$1,000 + ($1,000 x 10.500%) if called on the final Review Date

Payment at Maturity: .... If the notes are not automatically called, the payment you will receive at maturity will depend on the performance of the Underlying on the Averaging Dates:

- **If the Final Price is greater than or equal to the Trigger Price:**
  $1,000 + ($1,000 x Absolute Return)
- **If the Final Price is less than the Trigger Price:**
  $1,000 + ($1,000 x Underlying Return)

Underlying Return: .... $\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$

Absolute Return: .... The absolute value of the Underlying Return. For example, if the Underlying Return is -5.00%, the Absolute Return will equal 5.00%.

Trigger Price: .... 85.00% of the Initial Price

Initial Price: .... The Closing Price of the Underlying on the Trade Date, determined by reference to the December 2014 WTI crude oil futures contract.

Final Price: .... The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates, determined by reference to the January 2016 WTI crude oil futures contract

Closing Price: .... On any day of calculation, the official settlement price per barrel of WTI crude oil on NYMEX of the futures contract set to expire in the applicable nearby month, stated in U.S. dollars, as made public by NYMEX (Bloomberg: CL1 <Comdty>) on such day.

Without limitation and in addition to any provisions in the accompanying product supplement, if the price source for the Underlying identified herein as the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error), the calculation agent may determine the Closing Price in good faith and in a commercially reasonable manner and/or postpone the Review Dates and/or the Averaging Dates by up to five trading days.

Review Dates: .... February 12, 2015 (first Review Date), May 12, 2015 (second Review Date), August 12, 2015 (third Review Date) and November 30, 2015 (final Review Date)

Call Settlement Dates: .... The third business day after the applicable Review Date.

Trade Date: .... November 12, 2014

Settlement Date: .... November 17, 2014

Averaging Dates: .... November 23, 2015, November 24, 2015, November 25, 2015, November 27, 2015 and November 30, 2015

Maturity Date: .... December 3, 2015

Fees and Commissions: .... JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2275AE.

The Issuer's estimated value of the notes on the Trade Date is approximately $970.00 to $990.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2275AE for additional information.

For more information regarding this offering, please refer to the term sheet No. 2275AE on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314007950/dp51046_fwp-ts2275ae.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
If the notes are not automatically called prior to the final Review Date, for every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the performance of the Underlying, determined as follows. Any payment on the notes is subject to the credit of the Issuer.
Hypothetical Payment Upon an Automatic Call or at Maturity
The hypothetical returns set forth below reflect a Trigger Price equal to 85.00% of the Initial Price and assume call premiums applicable to the first, second, third and final Review Dates of 2.625%, 5.250%, 7.875% and 10.500%, respectively. The actual Initial Price, Trigger Price and call premiums will be determined on the Trade Date.
Hypothetical Increase/Decrease in the Price of the Underlying on Each Review Date (%)	Return at First Review Date (%)	Return at Second Review Date (%)	Return at Third Review Date (%)	Return at Final Review Date (%)
100.00%	2.625%	5.250%	7.875%	10.500%
80.00%	2.625%	5.250%	7.875%	10.500%
50.00%	2.625%	5.250%	7.875%	10.500%
20.00%	2.625%	5.250%	7.875%	10.500%
10.00%	2.625%	5.250%	7.875%	10.500%
0.00%	2.625%	5.250%	7.875%	10.500%
-5.00%	N/A	N/A	N/A	5.000%
-10.00%	N/A	N/A	N/A	10.000%
-15.00%	N/A	N/A	N/A	15.000%
-20.00%	N/A	N/A	N/A	-20.000%
-30.00%	N/A	N/A	N/A	-30.000%
-50.00%	N/A	N/A	N/A	-50.000%
-80.00%	N/A	N/A	N/A	-80.000%
-100.00%	N/A	N/A	N/A	-100.000%

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether the notes are automatically called and whether the Final Price is less than the Trigger Price. If the notes are not automatically called and the Final Price is less than the Trigger Price, you will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price, with a maximum loss of 100.00% of your investment. In this circumstance, you will lose a significant portion or all of your investment. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED — If the Closing Price of the Underlying on the first, second or third Review Date or the Final Price on the final Review Date is greater than or equal to the Initial Price, the notes will be automatically called and you will receive on the applicable Call Settlement Date a payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the applicable call premium, regardless of the increase in the price of the Underlying, which may be significant. The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the Trade Date, but will not be less than 2.625%, 5.250%, 7.875% and 10.500%, respectively. The price of the Underlying at various times during the term of the notes could be higher than the Closing Prices of the Underlying on the Review Dates and/or the Averaging Dates. Because the call premiums are fixed amounts, you may receive a lower payment upon an Automatic Call or at maturity than you would if you had invested directly in the Underlying.
If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price, you will receive on the Maturity Date a payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the absolute value of the negative Underlying Return. In this circumstance, because the Absolute Return feature applies only if the Final Price is greater than or equal to the Trigger Price, your positive return will be limited to 15.00%, which is equal to the percentage difference from the Initial Price to the Trigger Price. Accordingly, the maximum return on the notes will be limited to the call premium of 10.500% for the final Review Date if the notes are automatically called and 15.00% if the notes are not automatically called.
REINVESTMENT RISK — If the notes are automatically called, the term of the notes may be as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.
THE NOTES ARE SUBJECT TO THE CREDIT OF THE ISSUER — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of the Issuer will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.
THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.
INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING OR OTHER RELATED CONTRACTS — The return on your notes may not reflect the return you would have realized if you had directly invested in the Underlying, or any exchange-traded or over-the-counter instruments based on the Underlying. For instance, your return on the notes will be limited to the call premiums if the notes are automatically called regardless of any increase in the price of the Underlying, which could be significant.
IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying.  Changes in the price of the Underlying may not result in comparable changes in the value of your notes.
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.
COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE NOTES — Commodity futures contracts such as the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the price of the Underlying. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, a future regulatory change may cause a Commodity Hedging Disruption Event to occur or may increase the likelihood that a Commodity Hedging Disruption

Event will occur during the term of the notes. If a Commodity Hedging Disruption Event does occur, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the Underlying. Additionally, other market participants are subject to the same regulatory issues and may decide, or be required, to sell their positions in the Underlying. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the Underlying and therefore, the value of the notes.
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of WTI crude oil futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of WTI crude oil futures contracts may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.
THE NOTES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO PHYSICAL COMMODITIES — The notes offer investors exposure to the price of NYMEX-traded WTI crude oil futures contracts and not to the spot price of WTI crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time.
PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors that tend to affect commodities prices worldwide, regardless of the location of the event. Market expectations about such factors and speculative activity also cause commodities prices to fluctuate. Such factors may have a greater impact on commodities prices and commodity futures contracts than on more conventional securities and may adversely affect the performance of the Underlying and, as a result, the market value of the notes, and any payments you may receive in respect of the notes.
CHANGES IN SUPPLY AND DEMAND IN THE MARKET FOR WTI CRUDE OIL FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The notes are linked to the performance of futures contracts on an underlying physical commodity, WTI crude oil. Changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. Because the Initial Price and the Closing Price on each Review Date and Averaging Date will be determined by reference to the applicable nearby month’s futures contract specified herein, the value of the notes may be less than would otherwise be the case if the Initial Price and the Closing Price on each Review Date and Averaging Date would be determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.
SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES —

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits could adversely affect the price of the Underlying and, therefore, the value of the notes.
THE NOTES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO WTI CRUDE OIL AS A COMMODITY — WTI crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.
A DECISION BY NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE PRICE OF THE UNDERLYING — If NYMEX increases the amount of collateral required to be posted to hold positions in the Underlying (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Underlying to decline significantly.
PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.
ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE D ATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.
In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other.
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to commodity prices. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.
WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.
POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion as to how the calculations are made, in particular if the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error) on a Review Date and/or an Averaging Date, and will be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred and whether the notes are automatically called. Any determination by the calculation agent could adversely affect the return on the notes.
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) the gain or loss on your notes should be short-term capital gain or loss unless you have held the notes for more than one year, in which case your gain or loss should be long-term capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2275AE entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 2275AE for additional information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2275AE, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 2275AE and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.